UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RDA Microelectronics, Inc.

File No. 1-34943 - CF#29484

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RDA Microelectronics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 15, 2013.

Based on representations by RDA Microelectronics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.14	through	December 21, 2016
Exhibit 4.15	through	December 21, 2015
Exhibit 4.16	through	February 9, 2016
Exhibit 4.17	through	February 9, 2016
Exhibit 4.18	through	February 9, 2016
Exhibit 4.19	through	February 9, 2016
Exhibit 4.20	through	February 9, 2016
Exhibit 4.21	through	February 9, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel